Rec'd 7/10/02

UF 7-31-02

02023520

TES
GE COMMISSION
20549

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SEC FILE NUMBER
8- 46808

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AFS Equities Inc

OFFICIAL USE ONLY
FIRM ID. NO.

RECD S.E.C.
JUL 10 2002
835

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mackle, Splawn, Tindall & McDonald
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

UF 7-31-02

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JUL 1 0 2002

DIVISION OF MARKET REGULATION

AFS EQUITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION DECEMBER 31, 2001

Mackle
Splawn
Tindall &
McDonald, LLP
Certified Public Accountants

Independent Auditors' Report

To the Board of Directors of
AFS Equities, Inc.
Birmingham, Alabama

We have audited the accompanying balance sheet of AFS Equities, Inc., as of December 31, 2001, and the related statement of income (loss), stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of AFS Equities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern.

Reply To: P.O. Box 55765 • Birmingham, AL 35255
2100 16th Avenue, So. • Ash Place, Suite 300 • Birmingham, AL 35205 • (205) [illegible] • Fax (205) 933-7944

As shown in the financial statements, the company incurred a net loss of $114,749 for 2001. During 2001 stockholders' purchased $91,486 of common stock. The Company used this additional capital to meet current operating obligations. Based on these facts, substantial doubt exists about the ability of the Company to continue as a going concern without the continued ability of the shareholders to continue to raise capital.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information contained in Schedules I and II constitutes supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information contained in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mackle Saflaw Tindall & McDonald, LLP

May 23, 2002

AFS EQUITIES, INC.

BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Current assets	
Cash	$ 1,498
Commissions receivable	33,919
Management fees receivable	10,891
Other trade receivables	10,359
Accounts receivable - shareholders	1,624
Prepaid expenses	675
Total current assets	58,966
Fixed assets	
Furniture and equipment	29,796
Less accumulated depreciation	(11,250)
Total fixed assets - net	18,546
Other assets	
Clearing deposit	25,000
TOTAL ASSETS	$ 102,512

See notes to financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	
Accrued commissions	$ 19,660
Accounts payable - trade	16,596
Accrued payroll taxes and penalties	22,305
Total current liabilities	58,561
Stockholders' equity	
Common stock, par value $1, 100,000 shares authorized, 11,926 shares issued and outstanding	11,926
Common stock subscribed	2,000
Additional paid-in capital	289,559
Retained earnings (deficit)	(259,534)
Total stockholders' equity	43,951
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 102,512

AFS EQUITIES, INC.

STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2001

Commissions earned	$ 497,964
Costs of commissions earned	306,444
Gross profit	191,520
Operating expenses	308,972
Operating loss	(117,452)
Interest income	2,703
NET INCOME (LOSS)	$ (114,749)

See notes to financial statements.

AFS EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Total	Common Stock	Common Stock Subscribed
Balances at December 31, 2000	$ 67,214	$ 2,400	$ 117,550
Issuance of subscribed stock	0	587	(117,550)
Common stock subscribed	2,000	0	2,000
Reissue of treasury stock	991	0	0
Issuance of common stock	88,495	8,939	0
Net loss	(114,749)	0	0
Balances at December 31, 2001	$ 43,951	$ 11,926	$ 2,000

See notes to financial statements.

Additional Paid-in Capital	Retained Earnings (Deficit)	Treasury Stock
$ 101,549	$ (144,785)	$ (9,500)
116,963	0	0
0	0	0
(8,509)	0	9,500
79,556	0	0
0	(114,749)	0
$ 289,559	(259,534)	0

7-

AFS EQUITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities	
Net income (loss)	$ (114,749)
Adjustments to reconcile net income (loss) to net cash provided by operating activities	
Depreciation expense	2,767
Assets (increase) decrease:	
Commissions receivable	(24,374)
Investments	37,793
Accounts receivable brokers	7,855
Accounts receivable - stockholder	(1,624)
Prepaid expenses	(675)
Liabilities increase (decrease):	
Accrued commissions	(38)
Accounts payable	1,606
Accounts payable - stockholder	(666)
Taxes accrued and withheld	15,497
Net cash used in operating activities	(76,608)
Cash flows from investing activities	
Fixed asset purchases	(19,165)
Net cash used in investing activities	(19,165)
Cash flows from financing activities	
Sale of common stock	91,483
Net cash provided by financing activities	91,483
Net increase (decrease) in cash and cash equivalents	(4,290)
Cash and cash equivalents, beginning	5,788
CASH AND CASH EQUIVALENTS, ENDING	$ 1,498

See notes to financial statements.

AFS EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. **Summary of significant accounting policies**

Company's activities

The Company was incorporated September 29, 1993 as a broker and dealer in securities. The Company engages in allowable activities of a broker or dealer maintaining a minimum net capital requirement not less than $ 5,000 as per SEC Rule 15c3-2(iv).

Basis of accounting

The financial statements of AFS Equities, Inc. are prepared using the accrual basis of accounting where revenues are recognized when earned and expenses are recognized when incurred. This basis of accounting conforms to generally accepted accounting principles.

Cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Depreciation

The cost of property, plant and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed primarily on the straight-line method.

Advertising

Advertising costs are expensed as incurred.

Accounts receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

2. **Reserve requirements**

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

AFS EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

3. **Minimum capital**

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000. At December 31, 2001, the Company's net capital as defined by SEC Rule 15c3-1 was $ 2,692 in excess of minimum net capital required. The excess net capital at 1500% was $ 3,788 at December 31, 2001, and the percent of aggregate indebtedness to net capital was 761%.

4. **Income taxes**

Because the Company reports income for tax purposes on a cash basis, temporary differences exist between the recognition of certain income and expense items for income tax purposes and financial reporting purposes. The Company has Federal and State net operating loss carryforwards available to offset income in future years in the amount of $296,519. This amount expires beginning in the year 2010.

5. **Related party transactions**

The Company leased office equipment from a related party under an oral agreement. Net rental expense related to this agreement of $ 3,889 has been included in operations for the year ended December 31, 2001.

During 2001, the Company received office equipment valued at $ 19,165 from a related party in settlement of a receivable.

The Company has accounts receivable due from a related party of $ 1,624 for miscellaneous expenses paid by the Company on behalf of the related party.

During 2001, it was determined that the Company's certificate of deposit in the amount of $37,378 had been used to collateralize a loan for another entity. This other entity was owned by shareholders of AFS Equities, Inc. When current management discovered the above facts, this certificate of deposit was immediately used to repay the indebtedness of the other entity. As management feels certain that recovery of this amount is not possible, the Company has charged this amount to bad debt expense offsetting it against a loan received from this other entity for a net charge to bad debts of $17,878.

AFS EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

6. Contingency

A former officer of the Company submitted an arbitration claim to the NASD on July 17, 2001 alleging various claims and seeking to recover up to $1,000,00 in unpaid commissions, emotional distress, and lost corporate opportunities. In response, the Company has filed counterclaims against this former officer. The arbitration is currently scheduled to be held before a NASD panel June 24 through 26, 2002. The attorney representing the Company states that based on the known facts and his understanding of the law there is some likelihood of success in favor of AFS Equities in its claims against the former officer, resulting in a potential monetary gain to AFS. At this time, no amounts have been recorded on the financial statements related to the above mentioned claims.

7. Lease Commitments

In October 2001, the Company began leasing its office facility on a month to month basis in the amount of $1,535 per month. The Company paid a total of $31,997 for rent during 2001.

SUPPLEMENTARY INFORMATION

AFS EQUITIES, INC.

SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER SEC RULE 17a-5 FOR THE YEAR ENDED DECEMBER 31, 2001

Statement of net capital under SEC Rule 17a-5

Total ownership equity	$	43,951
Deduct:		
Assets not readily converted to cash per 15c3-1(c)(2)(iv)(A)		
Fixed assets - net		(18,546)
Prepaid insurance		(675)
Accounts receivable - shareholders		(1,624)
Other trade receivables		(4,523)
Assets not readily converted to cash per 15c3-1(c)(2)(iv)(C)		
Asset management fees receivable		(10,891)
Net capital	$	7,692

Computation of Basic Net Capital Requirement

Ratio requirement per 15c3-1(i)		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	3,904
Minimum dollar net capital requirement per 15c3-2(vi)	$	5,000
Excess net capital	$	2,692

Aggregate Indebtedness Ratio

Aggregate indebtedness	$	58,561
Ratio to net capital		761%

AFS EQUITIES, INC.

SCHEDULE II: RECONCILIATION OF AUDITED NET CAPITAL TO THE UNAUDITED FOCUS REPORTS PART IIA FOR THE YEAR ENDED DECEMBER 31, 2001

Net capital per focus report	$	16,313
Increase in accounts receivable		6,392
Increase in prepaid expenses		675
Increase in fixed assets - net		16,908
Decrease in other asset		(1,002)
Increase in other liabilities		(11,878)
Increase in not readily converted into cash		(17,631)
Increase in aggregate indebtedness		(2,085)
Net audited computation of capital	$	7,692

AFS EQUITIES, INC.

SCHEDULE III: OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2001

Office salaries	$ 87,173
Quote services	32,672
Rent	31,997
Insurance - health	21,989
Telephone and pager	18,085
Bad debt	17,878
Payroll taxes	15,887
Legal and accounting	15,062
Office expenses	11,116
Professional fees	6,856
Taxes and licenses	5,627
Penalties	5,585
Internet fees	4,929
Computer expenses	4,667
Travel and entertainment	4,385
Equipment rental	3,889
Continuing education	3,782
Depreciation	2,767
Advertising	2,740
Mail and postage	2,714
Storage	1,800
Marketing	1,351
Utilities	1,283
Insurance - other	1,016
Dues and subscriptions	1,007
Cable	853
Bank charges	666
Miscellaneous	512
Repairs and maintenance	361
Late fees	323
TOTAL OPERATING EXPENSES	$ 308,972

See notes to financial statements.